UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2010 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,216,073,621	64.6426	32.3213
Non-Voting Shares		19,151,410	1.0180	0.5090
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,216,073,621	64.6426	32.3213
Non-Voting Shares		19,151,410	1.0180	0.5090

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,090,070		0.6958	0.3479
Non-Voting Shares				18,150,380		0.9648	0.4824
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Buy	2-Aug	55	25.85	R$	1,421.75
Common Shares		Buy	2-Aug	700	25.90	R$	18,130.00
Common Shares		Total		755		R$	19,551.75
Non-Voting Shares		Sell	2-Aug	610	32.50	R$	19,825.00
Non-Voting Shares		Total		610		R$	19,825.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,090,825		0.6958	0.3479
Non-Voting Shares				18,149,770		0.9647	0.4823

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				896,816		0.0476	0.0238
Non-Voting Shares				1,954,938		0.1039	0.0519
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Buy	26-Aug	6,500	29.73	R$	193,245.00
Non-Voting Shares		Total		6,500		R$	193,245.00
Non-Voting Shares		Sell	2-Aug	1,736	32.55	R$	56,506.80
Non-Voting Shares		Sell	2-Aug	400	32.56	R$	13,024.00
Non-Voting Shares		Sell	9-Aug	50	32.00	R$	1,600.00
Non-Voting Shares		Sell	9-Aug	900	32.10	R$	28,890.00
Non-Voting Shares		Sell	17-Aug	10,003	31.30	R$	313,093.90
Non-Voting Shares		Sell	17-Aug	7,300	31.35	R$	228,855.00
Non-Voting Shares		Sell	2-Aug	3,100	32.55	R$	100,905.00
Non-Voting Shares		Sell	31-Aug	650	29.99	R$	19,493.50
Non-Voting Shares		Total		24,139		R$	762,368.20
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				896,816		0.0476	0.0238
Non-Voting Shares				1,940,021		0.1031	0.0515

Observação:
A new member who belong to the Board of Executive Officers
Renan Mascarenhas Carmo

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,042		0.0005	0.0002
Non-Voting Shares				163,139		0.0086	0.0043
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	2-Aug	10	32.27	R$	322.70
Non-Voting Shares		Sell	2-Aug	70	32.30	R$	2,261.00
Non-Voting Shares		Sell	2-Aug	300	32.33	R$	9,699.00
Non-Voting Shares		Sell	2-Aug	700	32.34	R$	22,638.00
Non-Voting Shares		Sell	2-Aug	200	32.40	R$	6,480.00
Non-Voting Shares		Sell	2-Aug	1,500	32.47	R$	48,705.00
Non-Voting Shares		Total		2,780		R$	90,105.70
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,042		0.0005	0.0002
Non-Voting Shares				160,359		0.0085	0.0042

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2010 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 13, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.